UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report: April 30, 2019

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048
(Address of principal executive offices)	(Zip Code)

(888) 246-7163
Registrants telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Compliance With Ongoing Reporting Requirements

The Company will be late in filing its Form 1-K for the period ended December 31, 2018. The Company anticipates making this filing in the next day or two.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ John Hil Davis
Hil Davis, Chief Executive Officer of
Denim.LA, Inc.
Date: April 30, 2019